SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 19, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	Chesha Gibbons
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Director of Investor Relations
+886-6-507-7712	+1-415-730-1307
s.k._chen@chipmos.com	chesha_gibbons@chipmos.com

David Pasquale
Global IR Partners
+1-914-337-8801
dpasquale@globalirpartners.com

ChipMOS ANNOUNCES AUTOMATIC CONVERSION OF ITS 8% SENIOR

CONVERTIBLE BONDS DUE 2014 and 2015

Hsinchu, Taiwan, April 19, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced its election to automatically convert all of its outstanding US$1.0 million and US$1.5 million of its 8.0% Senior Convertible Bonds due 2014 and 2015 dated December 29, 2009 and March 8, 2010, respectively (collectively, the “Bonds”), effective as of April 19, 2011 (the “Conversion Date” and the “Company Conversion Notice Date”) resulting in issuance of 232,698 and 351,734 Company’s common shares for the respective Bonds conversion. Pursuant to the terms and conditions of the Bonds, the Company may, at its option, by providing conversion notice (the “Conversion Notice”) to the holders of the Bonds (the “Holders”), elect to convert all of Holders’ Bonds, if, for a period of 20 consecutive trading days immediately preceding the Company Conversion Notice Date (i) the closing sale price of the common shares listed on the NASDAQ exceeds 150% of the conversion price and (ii) the average daily trading volume of the Company’s common shares equals or exceeds 0.1% of the then outstanding common shares.

The common shares issuable upon conversion of these Bonds have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements and applicable state securities laws. This press release is not an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The Conversion Notice will be provided to the Holders on the Conversion Date and a copy of such notice may be obtained by contacting ChipMOS TECHNOLOGIES (Bermuda) LTD. via facsimile at +886-3-566-8975 or mail to Ms. Silvia Su/Finance Division at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http:www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.